SEC 17009040

Mail Processing
Section

MAR 01 2017

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GroupArgent Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Broad Street - Suite 3203
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hopkins — 603-216-8933
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

YSL & Associates
(Name - if individual, state last, first, middle name)

11 Broadway - Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pierre-Georges Roy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GroupArgent Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Subscribed and sworn
to before me
this 28th day of February 2017

Notary Public

CHRISTINA S LEE
Notary Public - State of New York
NO. 01LE6318222
Qualified in New York County
My Commission Expires Jan 20, 2019

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [√] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
GroupArgent Securities, LLC

We have audited the accompanying statement of financial condition of GroupArgent Securities, LLC (the "Company") as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY
February 27, 2017

GROUPARGENT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS		
Cash and cash equivalents	$	206,239
Accounts receivable		13,156
Prepaid FINRA fees		877
Security deposit		1,000
TOTAL ASSETS	$	221,272

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Payable to Parent		133,925
TOTAL LIABILITIES		133,925
MEMBER'S EQUITY		87,347
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	221,272

The accompanying notes are an integral part of these financial statements.

GROUPARGENT SECURITIES, LLC

STATEMENT OF OPERATIONS
DECEMBER 31, 2016

REVENUES	
Fee revenue	$ 1,206,850
Reimbursed expenses	13,232
Interest income	162
TOTAL REVENUES	1,220,244
EXPENSES	
Salary and wages	873,856
Occupancy	105,568
Professional fees	80,862
Communications and technology	41,592
Office expenses	29,096
Regulatory expenses	8,482
Other expenses	13,035
TOTAL EXPENSES	1,152,491
NET INCOME	$ 67,753

The accompanying notes are an integral part of these financial statements.

GROUPARGENT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. Organization and Business

GroupArgent Securities, LLC (the Company) was organized in New York in April 2005, and is a wholly owned subsidiary of GroupArgent, LLC (the Parent). The Company is a broker dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA, and Securities Investor Protection Corporation - SIPC. The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(i) of the Rule.

The Company is engaged in the business of private placements, strategic advisory services and mergers and acquisitions to a select group of customers. The Company holds no customer funds or securities and does not participate in underwriting of securities. The financial statements reflect its own principal transactions and activities.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The following is a summary of significant accounting principles used in preparing the financial statements:

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

At December 31, 2016, cash includes amounts on hand and on deposit at financial institutions.

Revenue Recognition and Accounts Receivable

The Company recognizes revenue from placement fees, success fees and other service fees in the period they are earned and are reasonably assured as collectible. Accounts Receivable are reviewed periodically. The Company has not made provisions for bad debt expense or any amount of allowance for uncollectable accounts at year-end since it has determined that there is no need for any write-offs.

IncomeTaxes

No provision for federal or state income taxes have been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Parent.

The authoritative guidance issued by the Financial Accounting Standards Board requires management to determine whether it is more likely than not that, a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. Tax penalties and interest, if any, would be accrued as incurred and would be recorded on the statement of operations. The Parent files tax returns as prescribed by the tax laws of the jurisdiction in which it operates. As of December 31, 2016, the Parent's U.S. federal return and state returns for the years 2014 onward are open under the normal statute of limitations. As of December 31, 2016, the Parent did not have any unrecognized tax liabilities on behalf of the Company.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1),which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $72,314, which was $63,385 in excess of its required net capital of $8,928. The Company's aggregate indebtedness to net capital ratio was 1.85 to 1.

Advances to affiliates, contributions and distributions and other withdrawals are subject to certain notifications and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

4. Concentrations and Economic Dependency

The Company's revenues are related to fees collected and there is no assurance of future revenues from these funds. Two customers accounted for 80% of revenues in 2016.

The Company maintains its cash in bank and financial institutions deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts thru December 31, 2016. As of December 31, 2016, there were no cash equivalent balances held in any account that were not fully insured.

5. Fair Value of Financial Instruments

Cash and cash equivalents are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments

6. Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(3)(2), the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2016, the Company was in compliance with this rule.

7. Related Party Transactions

The Company has an expense sharing agreement with the parent to share the personnel, administrative service and use of office space related to the Company's operation. In 2016 the Company paid to its parent company $1,100,750 for allocated expenses. As of December 31, 2016, the Company owed the parent $133,925.

GroupArgent Securities, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016